FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2023

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 1, 2023, announcing that Satcom Direct and Gilat Sign Strategic Agreement for Joint ESA Project to Expand Plane Simple® Portfolio.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 1, 2023	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

 Satcom Direct and Gilat Sign Strategic Agreement for Joint
ESA Project to Expand Plane Simple® Portfolio

The ultra-low profile Electronically Steered Antennas (ESA) will enable in-flight connectivity (IFC) for business, government, and defense aviation

Melbourne, Fla. and Petah Tikva, Israel, 1 August 2023  -- Satcom Direct, the business aviation solutions provider, and Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, have signed a strategic agreement to develop and supply new ultra-low profile electronically steered antennas (ESA) to support in-flight connectivity (IFC) for business, government, and defense. Available from 2025 and designed for optimized compatibility with the OneWeb low earth orbit (LEO) constellation, the hardware strengthens the Plane Simple® Antenna Series portfolio with the addition of the Gilat advanced ESA that will unlock the full broadband potential of OneWeb.

The collaboration will see Gilat develop the antenna system while Satcom Direct Avionics, the Canadian hardware manufacturing division of SD, will work with OneWeb to develop the SD Modem Unit to harness the full potential of the LEO constellation. To meet soaring data demands, customers will also benefit from the antenna’s full-duplex performance, a key capability in a small-form, power efficient device that allows data to be sent and received simultaneously.

This ESA terminal, including the radome, will aim to provide an industry-leading compact form factor (around 2.5in or 64mm) that will unlock the highest possible bandwidth from the OneWeb network. The addition to the Plane Simple antenna series reflects the SD agnostic philosophy, which enables customized connectivity solutions tailored for every mission requirement with a common terminal architecture, simplified upgrades, and flexible pricing plans.

Chris Moore, President at Satcom Direct, said: “We already have a strong relationship with OneWeb and have engaged with Gilat, due to their long SATCOM, aviation, and radio frequency pedigree, to create the next generation ESA in support of creating a solution that provides more options to our customers seeking reliable high-speed connectivity or additional redundancy. The ESA terminal will provide genuine global coverage and superior bandwidth performance, complemented by ease of installation. This most advanced terminal will also address customer requests to lower aircraft drag, weight and fuel burn. We’re excited to add this new state-of-the-art antenna from Gilat to our portfolio. We know customers will welcome the reality of the truly global coverage from such a small format terminal.”

“We are honored to have been selected by Satcom Direct to provide them with our expertise to develop this new ESA product,” said Adi Sfadia, Gilat CEO. “Together, we will create a next-generation ESA to support the dynamic connectivity demands of the global business aviation sector with a best-in-class antenna. The agreement gives us the opportunity to expand our proven technology know-how in commercial aviation and to showcase our expertise alongside Satcom Direct, the only company dedicated to delivering satcom connectivity to business and government aviation worldwide.  It is a major milestone for Gilat as we extend our global IFC leadership in commercial aviation to business aviation, as well as into our strategic focus area in government and defense.”

Neil Masterson, CEO OneWeb adds, “The combined expertise of Satcom Direct Avionics, Gilat and OneWeb will deliver customers faster, more consistent broadband services across the globe. In the dynamic connectivity landscape, it is essential we team with premium partners, which is why we’re delighted to be part of this powerful offering as we reinforce our presence and service in the business aviation sector.”

About Satcom Direct
Satcom Direct (SD) is founded on a core belief in understanding the value of time and the importance of maximizing it. The company mobilizes the most cutting-edge technologies to enable connection wherever you might be. SD’s proprietary technologies span business aviation and government sectors, with the singular goal of leading connectivity industry standards.

Harnessing a powerful combination of tools, SD delivers consistent, reliable connectivity across the globe. Proprietary software, hardware, terrestrial infrastructure, cybersecurity solutions and award-winning customer support create tailored data services for each individual customer mission. The aim is to enhance the passenger and ownership experience, improve efficiencies and give back precious time by providing connectivity beyond all expectations.

SD World Headquarters is located at the heart of the Space Coast in Melbourne, Florida, with 14 additional locations in 11 countries, including the UK, UAE, Switzerland, Singapore, Australia, and Brazil, plus a hardware development and manufacturing base in Ottawa, Canada. For more information regarding SD, visit www.satcomdirect.com, e-mail sales@satcomdirect.com, or call U.S. +1.321.777.3000 or UK +44.1252.554.460

For further information, follow us on:  Facebook| Twitter | Youtube | LinkedIn

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Satcom Direct
Arena Group
Jane Stanbury
Jane@arenagroupassociates.com
+1 438 998 1668
+44 7803 296 046

Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com